Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports third quarter financial results

•	Maintaining annual delivery guidance at better-than-market prices

•	Optimized contract portfolio to extract value and reduce future uncertainty

•	Continued taking actions to reduce costs and remain competitive

Saskatoon, Saskatchewan, Canada, November 2, 2016 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2016 in accordance with International Financial Reporting Standards (IFRS).

“Uranium prices are at the lowest levels we’ve seen in over a decade, and that’s making for difficult times in our market” said president and CEO, Tim Gitzel. “However, the strength of our long-term contract portfolio continues to keep our average realized price well above the weak market price.

“While we can’t control the market, we’re not idly waiting for the recovery we see coming. We’ve flexed our production levels, we’ve optimized our contract portfolio, and we’ve identified efficiencies within our business to streamline and adapt the company to the current conditions. We’ve taken significant actions and we’re continuing to make the changes necessary to remain competitive in a depressed environment. We are confident that our strategy will help us effectively manage through these low times, while positioning the company to benefit as the market improves and additional uranium is required to meet demand over the long term.”

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2016	2015	2016	2015
Revenue	670	649	1,544	1,779
Gross profit	146	133	307	415
Net earnings (losses) attributable to equity holders	142	(4)	83	75
$ per common share (diluted)	0.36	(0.01)	0.21	0.19
Adjusted net earnings (non-IFRS, see page 2)	118	78	54	193
$ per common share (adjusted and diluted)	0.30	0.20	0.14	0.49
Cash provided by (used in) operations (after working capital changes)	385	(121)	57	(53)

THIRD QUARTER

Net earnings attributable to equity holders this quarter were $142 million ($0.36 per share diluted) compared to net losses of $4 million (losses of $0.01 per share diluted) in the third quarter of 2015 due to:

•	lower mark-to-market losses on foreign exchange derivatives compared to the third quarter of 2015

•	gain from termination of long-term contracts

•	higher gross profit from our uranium segment

partially offset by:

•	lower foreign exchange gains

•	lower gross profit from our NUKEM segment

•	lower tax recovery

On an adjusted basis, our earnings this quarter were $118 million ($0.30 per share diluted) compared to earnings of $78 million ($0.20 per share diluted) (non-IFRS measure, see page 2) in the third quarter of 2015. The change was mainly due to:

•	gain from termination of long-term contracts

•	higher gross profit from our uranium segment

•	higher tax recovery

partially offset by:

•	higher losses on foreign exchange derivatives designated for use in the period compared to the third quarter of 2015

•	lower foreign exchange gains

•	lower gross profit from our NUKEM segment

See Financial results by segment on page 5 for more detailed discussion.

FIRST NINE MONTHS

Net earnings attributable to equity holders in the first nine months of the year were $83 million ($0.21 per share diluted) compared to earnings of $75 million ($0.19 per share diluted) in the first nine months of 2015 mainly due to:

•	higher gross profit from our fuel services segment

•	mark-to-market gains on foreign exchange derivatives compared to losses in the first nine months of 2015

•	gain from termination of long-term contracts

partially offset by:

•	impairment of our Rabbit Lake operation

•	lower gross profit from our uranium and NUKEM segments

•	higher administration costs

•	higher exploration costs

•	higher foreign exchange losses compared to gains in the first nine months of 2015

•	lower tax recovery

On an adjusted basis, our earnings for the first nine months of this year were $54 million ($0.14 per share diluted) compared to earnings of $193 million ($0.49 per share diluted) (non-IFRS measure, see page 2) for the first nine months of 2015. Key variances include:

•	lower gross profit from our uranium and NUKEM segments

•	higher administration costs

•	higher exploration costs

•	higher foreign exchange losses compared to gains in the first nine months of 2015 partially offset by:

•	higher gross profit from our fuel services segment

•	gain from termination of long-term contracts

•	higher tax recovery

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory adjustments, Rabbit Lake reclamation provisions, impairment charges, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2016	2015	2016	2015
Net earnings (losses) attributable to equity holders	142	(4)	83	75

Adjustments
Adjustments on foreign exchange derivatives	(27)	112	(153)	157
NUKEM purchase price inventory adjustment	—	—	(6)	(3)
Impairment charges	—	—	124	6
Rabbit Lake reclamation provision	(6)	—	(6)	—
Income taxes on adjustments	9	(30)	12	(42)

Adjusted net earnings	118	78	54	193

See Financial results by segment on page 5 for more detailed discussion.

Strategy in action

Since the accident at Fukushima over five years ago, our industry has faced considerable market challenges, with the uranium spot price down 70% and term price down 45%. While we cannot control the conditions in the market, we have not been complacent. We have taken action – focussing on our tier-one assets, streamlining the company, demonstrating supply discipline, protecting and even extending the value of our contract portfolio, and maintaining our focus on safety, people and the environment.

And, we have seen results from our actions. We have continued to achieve average realized prices above market prices, and taken steps to reduce our operating expenses, capital expenditures, and general and administrative spend, and maintained our investment grade rating. Ultimately, we have stayed competitive, protected our balance sheet, and positioned the company for price and operating leverage.

Going forward, we will continue to look for opportunities to enhance the value of the company for our shareholders, including further strengthening our balance sheet.

In today’s weak market environment, the strength of our contract portfolio has been tested and proven to be sound. In cases where a customer is seeking relief due to a challenging policy, operating or economic environment, we evaluate their specific circumstances to determine if uncertain future value can be converted into certain present value.

In the third quarter, our evaluation resulted in agreements to terminate long-term supply contracts with two of our utility customers where future uranium requirements were uncertain. In both instances, we were able to harvest that uncertain future value to improve earnings and cash flow in the near-term. The first, which we disclosed as a subsequent event in our second quarter MD&A, had product deliveries from 2016 through 2021 and resulted in a gain on contract settlement of $46.7 million. The second had product deliveries from 2016 through 2020 and resulted in a contract settlement of $12.3 million. These gains have been reflected in our financial results for the third quarter as other income.

Uranium market update

The market remained weak during the third quarter, with low demand and persistent oversupply driving both spot and term prices down to new 10-year lows.

New reactor startups continued to be a bright spot, with four more reactors – two in China, one in India, one in Russia – added to the grid, bringing the 2016 total to nine. However, the generally anemic sentiment in the nuclear space was unchanged amid continued uncertainty around the path for restarting reactors in Japan, and economic pressure on nuclear operators in the United States. Despite the prolonged stress on near-term demand, there have been very few adjustments to primary supply, softening market conditions to where they are today.

We expect the market environment to remain depressed until catalysts such as reactor restarts in Japan take place, primary suppliers react to low uranium price, excess supply clears the market, and there is a significant return to long-term contracting.

Longer-term, uranium demand is backed by steady reactor growth that supports a positive story for the industry. Over the next decade, as the 57 reactors under construction today come online, and as planned units move into the construction phase, the increasing demand will have to be met with new primary supply. However, today’s low uranium prices and lack of long-term contracting are delaying the development of those new supply sources, adding uncertainty to security of supply, and favouring established producers that will be able to draw upon low-cost, long-lived assets for stable future production.

Caution about forward-looking information relating to our uranium market update

This discussion of our expectations for the nuclear industry, including its growth profile, future global uranium supply and demand is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 9.

Outlook for 2016

Our outlook for 2016 reflects the expenditures necessary to help us achieve our strategy. Our outlook for NUKEM revenue and gross profit, fuel services average unit cost of sales, consolidated revenue, consolidated tax rate, and capital expenditures has changed. We do not provide an outlook for the items in the table that are marked with a dash.

See 2016 Financial results by segment on page 5 for details.

2016 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES	NUKEM
Production	—	25.8 million lbs	8 to 9 million kgU	—
Delivery volume[1]	—	30 to 32 million lbs[2]	Decrease up to 5%	7 to 8 million lbs U3O8
Revenue compared to 2015[3]	Decrease 10% to 15%	Decrease 5% to 10%[4]	Increase up to 5%	Decrease 20% to 25%
Average unit cost of sales (including D&A)	—	Increase up to 5%[5]	Increase 5% to 10%	—
Direct administration costs compared to 2015[6]	Increase 10% to 15%	—	—	—
Gross profit	—	—	—	Gross profit 1% to 2%[7]
Exploration costs compared to 2015	—	Increase 15% to 20%	—	—
Tax rate[8]	Recovery of > 200%	—	—	—
Capital expenditures	$245 million	—	—	—

[1]	Our 2016 outlook for delivery volume does not include sales between our uranium, fuel services and NUKEM segments.
[2]	Our uranium delivery volume is based on the volumes we currently have commitments to deliver under contract in 2016.
[3]	For comparison of our 2016 outlook and 2015 results for revenue, we do not include sales between our uranium, fuel services and NUKEM segments.
[4]	Based on a uranium spot price of $18.75 (US) per pound (the Ux spot price as of October 31, 2016), a long-term price indicator of $36.00 (US) per pound (the Ux long-term indicator on October 31, 2016) and an exchange rate of $1.00 (US) for $1.30 (Cdn).
[5]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in the remainder of 2016, then we expect the overall unit cost of sales could be different.
[6]	Direct administration costs do not include stock-based compensation expenses.
[7]	NUKEM gross profit is net of inventory write-downs.
[8]	Our outlook for the tax rate is based on adjusted net earnings.

We have reduced our outlook for NUKEM revenue to a decrease of 20% to 25% (previously a decrease of 5% to 10%) due to a continued decrease in the spot price. As a result, our outlook for consolidated revenue has also changed to a decrease of 10% to 15% (previously a decrease of 5% to 10%). We have also recast our outlook for NUKEM gross profit to be 1% to 2%, net of inventory write-downs (NUKEM gross profit was previously shown as up to 1%, including inventory write-downs).

Average unit cost of sales in our fuel services segment is now expected to increase 5% to 10% (previously an increase of 10% to 15%) due to an overall decrease in production costs and the mix of products sold.

Our outlook for capital expenditures has decreased to $245 million (previously $275 million) due to a reduction in spending at McArthur River, as well as the timing of expenditures on projects in our fuel services segment.

We have adjusted our outlook for consolidated tax rate to a recovery of greater than 200% (previously 175% to 200%). The increase in expected recovery is due to the changes in our outlook noted above, which result in a change in the distribution of earnings between jurisdictions, as well as the effect of losses recognized in Canada offset by foreign income.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, sales volumes and revenue can vary significantly. We are on track to meet our 2016 uranium sales targets, and, therefore, expect to deliver between 10 million and 12 million pounds in the fourth quarter.

REVENUE, CASH FLOW AND EARNINGS SENSITIVITY ANALYSIS

For the rest of 2016:

•	an increase or decrease of $5 (US) per pound in both the Ux spot price ($18.75 (US) per pound on October 31, 2016) and the Ux long-term price indicator ($36.00 (US) per pound on October 31, 2016) would increase or decrease revenue by $7 million and net earnings by $5 million.

•	a one-cent change in the value of the Canadian dollar versus the US dollar would change adjusted net earnings by $3 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. Cash flow would change by $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a negative impact.

TRANSFER PRICING DISPUTES

We have been reporting on our transfer pricing disputes with Canada Revenue Agency (CRA) since 2008, when it originated, and with the Internal Revenue Service (IRS) since the first quarter of 2015. Please see our third quarter MD&A for a discussion of the general nature of transfer pricing disputes and, more specifically, the ongoing disputes we have.

The trial for the 2003, 2005 and 2006 reassessments commenced in October, 2016. Final arguments are expected in the second half of 2017. If this timing is adhered to, we expect to receive a Tax Court decision within six to 18 months after the trial is complete.

Financial results by segment

Uranium

				THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS				2016	2015	CHANGE	2016	2015	CHANGE
Production volume (million lbs)				5.9	8.2	(28)%	19.9	18.7	6%
Sales volume (million lbs)[1]				9.3	6.9	35%	19.9	21.2	(6)%
Average spot price	($	US/lb	)	24.57	36.21	(32)%	27.86	36.91	(25)%
Average long-term price	($	US/lb	)	37.83	44.17	(14)%	41.06	47.06	(13)%
Average realized price	($	US/lb	)	43.37	43.61	(1)%	42.92	44.57	(4)%
	($	Cdn/lb	)	56.34	56.07	—	56.77	55.65	2%
Average unit cost of sales (including D&A)	($	Cdn/lb	)	39.97	40.16	—	41.63	39.13	6%
Revenue ($ millions)[1]				526	388	36%	1,129	1,179	(4)%
Gross profit ($ millions)				153	110	39%	301	350	(14)%
Gross profit (%)				29	28	4%	27	30	(10)%

[1]	There were no significant intersegment transactions in the periods shown.

THIRD QUARTER

Production volumes this quarter were 28% lower compared to the third quarter of 2015, mainly due to planned lower production from McArthur River/Key Lake and Rabbit Lake, and lower production from Inkai. See Uranium 2016 Q3 updates starting on page 9 for more information.

The 36% increase in uranium revenues was a result of a 35% increase in sales volume. Sales in the third quarter were higher than in 2015 due to the timing of deliveries, which are driven by customer requests and can vary significantly.

The US dollar average realized price decreased by 1% compared to 2015, mainly due to lower prices on market-related contracts, while the higher Canadian dollar realized prices this quarter were a result of the weakening of the Canadian dollar compared to 2015. This quarter, the exchange rate on the average realized price was $1.00 (US) for $1.30 (Cdn) compared to $1.00 (US) for $1.29 (Cdn) in the third quarter of 2015.

Total cost of sales (including D&A) increased by 34% ($373 million compared to $278 million in 2015) due to a 35% increase in sales volume.

The net effect was a $43 million increase in gross profit for the quarter.

FIRST NINE MONTHS

Production volumes for the first nine months of the year were 6% higher than in the previous year due to the addition of production from Cigar Lake and higher production at Inkai, partially offset by planned lower production at McArthur River/Key Lake, Rabbit Lake and our US operations. See Uranium 2016 Q3 updates starting on page 9 for more information.

Uranium revenues decreased 4% compared to the first nine months of 2015 due to a 6% decrease in sales volumes, partially offset by a 2% increase in the Canadian dollar average realized price.

Our Canadian dollar realized prices for the first nine months of 2016 were higher than 2015, primarily as a result of the weakening of the Canadian dollar compared to 2015. For the first nine months of 2016, the exchange rate on the average realized price was $1.00 (US) for $1.32 (Cdn) compared to $1.00 (US) for $1.25 (Cdn) for the same period in 2015.

Total cost of sales (including D&A) remained virtually unchanged ($828 million compared to $829 million in 2015) mainly due to a 6% decrease in sales volume for the first nine months, offset by a 6% increase in the unit cost of sales. The increase in the unit cost of sales was mainly the result of care and maintenance costs and severance costs related to the curtailment of production at Rabbit Lake and in the US.

The net effect was a $49 million decrease in gross profit for the first nine months.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($CDN/LB)	2016	2015	CHANGE	2016	2015	CHANGE
Produced
Cash cost	16.31	17.56	(7)%	17.72	22.97	(23)%
Non-cash cost	13.07	9.53	37%	12.18	11.79	3%
Total production cost	29.38	27.09	8%	29.90	34.76	(14)%
Quantity produced (million lbs)	5.9	8.2	(28)%	19.9	18.7	6%
Purchased
Cash cost	39.91	47.19	(15)%	48.91	46.83	4%
Quantity purchased (million lbs)	0.5	2.7	(81)%	6.2	9.3	(33)%
Totals
Produced and purchased costs	30.20	32.07	(6)%	34.42	38.77	(11)%
Quantities produced and purchased (million lbs)	6.4	10.9	(41)%	26.1	28.0	(7)%

The average cash cost of production was 7% lower for the quarter and 23% lower in the first nine months than in comparable periods in 2015. The change was primarily due to the rampup of low-cost production from Cigar Lake, and the impact of our second quarter actions to curtail higher cost production in the US and from Rabbit Lake.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the third quarter, the average cash cost of purchased material was $39.91 (Cdn) per pound, or $30.75 (US) per pound in US dollar terms, compared to $37.78 (US) per pound in the third quarter of 2015. For the first nine months, the average cash cost of purchased material was $48.91 (Cdn), or $35.70 (US) per pound, compared to $37.51 (US) per pound in the same period in 2015.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the third quarter and the first nine months of 2016 and 2015.

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2016	2015	2016	2015
Cost of product sold	285.7	205.5	654.6	660.9
Add / (subtract)
Royalties	(37.4)	(31.3)	(77.3)	(67.0)
Care and maintenance and severance costs	(20.1)	—	(58.8)	—
Other selling costs	(5.6)	(1.9)	(8.5)	(7.1)
Change in inventories	(106.4)	99.1	145.9	278.1
Cash operating costs (a)	116.2	271.4	655.9	864.9
Add / (subtract)
Depreciation and amortization	87.6	72.2	173.1	168.2
Change in inventories	(10.5)	6.0	69.3	52.5
Total operating costs (b)	193.3	349.6	898.3	1,085.6
Uranium produced & purchased (million lbs) (c)	6.4	10.9	26.1	28.0
Cash costs per pound (a ÷ c)	18.16	24.90	25.13	30.89
Total costs per pound (b ÷ c)	30.20	32.07	34.42	38.77

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

		THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS		2016	2015	CHANGE	2016	2015	CHANGE
Production volume (million kgU)		0.6	0.6	—	6.5	6.3	3%
Sales volume (million kgU)[1]		3.5	3.8	(8)%	8.7	9.1	(4)%
Average realized price	($Cdn/kgU)	22.09	22.22	(1)%	25.06	24.11	4%
Average unit cost of sales (including D&A)	($Cdn/kgU)	18.62	18.75	(1)%	19.98	19.71	1%
Revenue ($ millions)[1]		77	83	(7)%	217	220	(1)%
Gross profit ($ millions)		12	13	(8)%	44	40	10%
Gross profit (%)		16	16	—	20	18	11%

[1]	Includes sales and revenue between our fuel services and NUKEM segments (65,000 kgU in sales and revenue of $0.5 million in Q3 2016, nil in Q3 2015; 65,000 kgU in sales and revenue of $0.5 million in the first nine months of 2016, nil in the first nine months of 2015).

THIRD QUARTER

Total revenue for the third quarter of 2016 decreased to $77 million from $83 million for the same period last year. This was primarily due to an 8% decrease in sales volumes compared to 2015.

The total cost of products and services sold (including D&A) decreased by 7% ($65 million compared to $70 million in the third quarter of 2015) due to the decrease in sales volumes and a decrease in the average unit cost of sales. When compared to 2015, the average unit cost of sales was 1% lower.

The net effect was a $1 million decrease in gross profit.

FIRST NINE MONTHS

In the first nine months of the year, total revenue decreased by 1% due to a 4% decrease in sales volumes, partially offset by a 4% increase in realized price that was the result of the weakening Canadian dollar and the mix of products sold.

The total cost of products and services sold (including D&A) decreased 4% ($173 million compared to $180 million in 2015) due to the 4% decrease in sales volume, partially offset by a 1% increase in the average unit cost of sales.

The net effect was a $4 million increase in gross profit.

NUKEM

		THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS		2016	2015	CHANGE	2016	2015	CHANGE
Uranium sales (million lbs)[1]		1.5	2.9	(48)%	4.0	6.9	(42)%
Average realized price	($Cdn/lb)	43.52	52.70	(17)%	48.89	46.97	4%
Cost of product sold (including D&A)[2]		82	170	(52)%	224	326	(31)%
Revenue ($ millions)[1,2]		67	183	(63)%	198	361	(45)%
Gross profit (loss) ($ millions)[2]		(15)	13	>(100%)	(26)	35	>(100%)
Gross profit (loss) (%)[2]		(22)	7	>(100%)	(13)	10	>(100%)

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (nil in Q3 2016, 130,000 pounds in sales and revenue of $6.0 million in Q3 2015); (nil in the first nine months of 2016, 873,000 pounds in sales and revenue of $19.3 million in the first nine months of 2015).
[2]	Includes U3O8, UF6, and SWU.

THIRD QUARTER

During the third quarter of 2016, NUKEM delivered 1.5 million pounds of uranium, a decrease of 48% from the same period last year due largely to the timing of customer requirements. The majority of the deliveries in the quarter were under existing long-term contracts with utilities. Activity in the spot market continued to be light, as was the case in the first two quarters. Total revenues decreased by 63% as a result of lower sales volumes.

NUKEM recorded a gross loss of $15 million in the third quarter of 2016, compared to a $13 million gross profit in the third quarter of 2015. Included in the 2016 gross loss is a $12 million net write-down of inventory. The write-down was a result of a decline in the spot price during the period.

FIRST NINE MONTHS

During the nine months ended September 30, 2016, NUKEM delivered 4.0 million pounds of uranium, a decrease of 42%, due to very light market activity with a lack of profitable opportunities, and the timing of customer requirements. Total revenues decreased 45% due to a decrease in sales volumes, partially offset by a 4% increase in average realized price. The increase in realized price was mainly the result of deliveries under contracts negotiated in prior years when market prices were higher.

Gross profit percentage was a loss of 13% for the first nine months of 2016, a decrease from a profit of 10% in the same period in 2015. Included in the 2015 margin was a $3 million net recovery compared to a $26 million net write-down of inventory in 2016. The write-down in 2016 was a result of a decline in the spot price during the period.

The net effect was a $61 million decrease in gross profit.

Uranium 2016 Q3 updates

URANIUM PRODUCTION

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
OUR SHARE (MILLION LBS)	2016	2015	CHANGE	2016	2015	CHANGE	2016 PLAN
McArthur River/Key Lake	3.1	3.9	(21)%	8.8	9.5	(7)%	12.6
Cigar Lake	1.9	1.8	6%	6.2	3.3	88%	8.0
Inkai	0.6	1.0	(40)%	2.8	2.2	27%	3.0
Rabbit Lake	—	1.1	(100)%	1.1	2.2	(50)%	1.1
Smith Ranch-Highland	0.2	0.3	(33)%	0.8	1.2	(33)%	0.9
Crow Butte	0.1	0.1	—	0.2	0.3	(33)%	0.2

Total	5.9	8.2	(28)%	19.9	18.7	6%	25.8

MCARTHUR RIVER/KEY LAKE

Production for the third quarter was 21% lower compared to the same period last year due to a longer planned mill maintenance shut down. Production for the first nine months was slightly lower than last year due to lower planned annual production.

CIGAR LAKE

Total packaged production from Cigar Lake was 6% higher in the third quarter, and 88% higher in the first nine months compared to the same periods last year. The year-over-year increase is the result of the scheduled rampup of the operation.

INKAI

Production was 40% lower for the quarter and 27% higher for the first nine months compared to the same periods last year due to the timing of new wellfield development in our 2016 mine plan.

RABBIT LAKE

The transition of the Rabbit Lake operation to care and maintenance was completed at the end of August, at a cost of $39.6 million. The site will remain in a safe care and maintenance state for the remainder of the year at a cost of about $15 million. Additionally, the total severance cost of $10.6 million is included in our cost of sales and reflected in our results.

We are continually weighing the value of maintaining the operation in standby, against the cost of doing so. However, as long as production is suspended, we expect care and maintenance costs to range between $35 million and $40 million annually for the first few years.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, mine manager, McArthur River, Cameco

CIGAR LAKE

•	Les Yesnik, general manager, Cigar Lake, Cameco

INKAI

•	Darryl Clark, general director, JV Inkai

Caution about forward-looking information

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed beginning on page 10, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks beginning on page 10. We recommend you also review our annual information form, first quarter, second quarter and third quarter MD&A, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document

•	the statements made by Cameco’s chief executive officer on page 1

•	our expectations about 2016 and future global uranium supply and demand, including the discussion under the heading Uranium market update

•	our consolidated outlook for the year and the outlook for our uranium, fuel services and NUKEM segments for 2016
•	our expectations for uranium deliveries for the fourth quarter of 2016

•	our future plans and expectations for each of our uranium operating properties

•	our expectations related to annual Rabbit Lake care and maintenance costs

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, care and maintenance, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face challenging or unexpected geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium suppliers fail to fulfil delivery commitments

•	our expectations related to Rabbit Lake care and maintenance costs prove to be inaccurate

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•	any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium

•	our expectations regarding tax rates and payments, royalty rates, currency exchange rates and interest rates

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our mines

•	our McArthur River development, mining and production plans succeed

•	our Cigar Lake development, mining and production plans succeed

•	modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected
•	that annual Rabbit Lake care and maintenance costs will be as expected

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Conference call

We invite you to join our third quarter conference call on Wednesday, November 2, 2016 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 (Canada and US) or (416) 340-8530. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, December 2, 2016, by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 7935679)

Additional information

You can find a copy of our third quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2015 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Gord Struthers	(306) 956-6593